UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 4.5(d): Third Supplemental Eligible Liabilities Senior Indenture, dated as of November 17, 2020, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar.

Exhibit 4.6(a): Form of Eligible Liabilities Senior Debt Securities (Fixed Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.5(d) as Schedule I thereto).

Exhibit 4.6(b): Form of Eligible Liabilities Senior Debt Securities (Floating Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.5(d) as Schedule II thereto).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Jonathan Blake
Name: Jonathan Blake
Title: Managing Director

By:	/s/ Thomas Rueckert
Name: Thomas Rueckert
Title: Vice President

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